Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE REPORTS SECOND QUARTER 2007 RESULTS

Toronto, ON - August 14, 2007 - Northcore Technologies Inc. (TSX: NTI; OTCBB:NTLNF), a global provider of core asset solutions, announced today its interim financial results for the second quarter ended June 30, 2007.  All figures are in Canadian dollars.

Northcore reported consolidated second quarter revenues of $285,000, a decrease of 11 percent from the $322,000 the company generated in the first quarter of 2007, and an improvement of 68 percent over the $170,000 that company produced in Q2 of 2006.  Northcore derives its revenues through fees from application hosting activities provided to customers, the sale of software licenses, and the delivery of application development, software customization and other technology services.

“Despite a six percent revenue increase in our North America business unit over Q1 results, I’m disappointed with our overall performance in Q2, which was hurt by the strengthening Canadian dollar and a decline in royalty fee payments from our relationship with ADB Systemer,” said Duncan Copeland, CEO of Northcore Technologies.“The North America revenue growth was driven from the services component of our offerings. These application development and software customization projects provide a steadily growing revenue stream and continued strengthening of our relationships with key customers such as GE.  Our focus, however, needs to be on product sales.”

As was announced recently, Duncan Copeland was named Chief Executive Officer of Northcore Technologies effective July 12, 2007. As part of the same management restructuring, James Moskos was appointed Chief Operating Officer.

“Jim Moskos and his team have built a proven set of tools for buying, selling and managing industrial assets that have allowed Northcore to build a trusted relationship with GE,” said Mr. Copeland.  “And as the importance of corporate infrastructure quickly ascends to the forefront of senior management attention everywhere, I’m confident that our strengths in asset optimization and helping our customers control their infrastructure will meet this need.”

Northcore reported a net loss for the second quarter of $590,000 or $0.01 per share, basic and diluted.  This compares to a net loss of $550,000 or $0.01 per share, basic and diluted, in the first quarter of 2007.  In the second quarter of 2006, Northcore reported a net gain of $1.04 million or $0.01 per share basic and diluted.  This total included income from discontinued operations of
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Northcore announces Q2 results/2

$1.92 million, resulting from the sale of the company’s Norway business unit. As has been reported previously, the company sold its Norway business unit for $2.69 million in cash and debt settlement effective June 30, 2006.

Northcore also reported an EBITDA loss in the second quarter of 2007 of $419,000.  This compares to an EBITDA loss of $368,000 in the first quarter of 2007 and an EBITDA loss of $607,000 in the second quarter of 2006.

EBITDA loss is defined as losses before interest, taxes, depreciation, amortization, employee stock options, and discontinued operations.  Northcore considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

As at June 30, Northcore held cash and cash equivalents of $44,000, and accounts receivable of approximately $237,000.

Subsequent to the close of the second quarter, Northcore announced that it will raise working capital through a rights offering to all eligible shareholders of the company’s common stock.The rights offering expires at 4:00 p.m. Eastern time on August 22, 2007.

Operating highlights
Northcore completed the following customer and operating activities in the period:
-	Northcore’s joint venture with GE successfully conducted a sales and marketing event for a major transportation equipment leasing company.
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Northcore’s joint venture with GE signed a memorandum of understanding with a Fortune 500 organization to provide asset disposition services that will facilitate the sale and marketing of third-party owned equipment.

-	The company signed a three-year application hosting agreement with a leading Fortune 500 company to provide web-based capabilities for asset disposition, asset tracking and asset appraisal.
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The company completed a private placement, issuing a new Series K subordinated notes with a face amount of $1.36 million to existing holders of Series G notes.  In addition, Northcore completed a private placement issuance of 2.99 million common shares in consideration of the $449,000 Series G accrued debt interest.

-	The company received operating loans from a private investor in the amount of $280,000.

Outlook
“I’m very excited about our future. The recent management changes provide us an opportunity to better focus our strategic direction,” said Mr. Copeland.  “The core of our activities will continue to be devoted to supporting our joint venture with GE, combined with an increased effort on product sales and a further expansion of our services revenues on a stable expense base. As a result, we can expect improved financial and operational results in the periods to come.”
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Northcore announces Q2 results/3

Northcore will hold a conference call at 10:00 a.m. (Eastern time) on Wednesday, August 15 to discuss its financial results and review operational activities.  Investors and followers of the company can listen to a live broadcast of the call from the investor relations section of the company’s website, www.northcore.com.

About Northcore Technologies Inc.
Northcore Technologies provides core asset solutions that help organizations source, manage and sell their capital equipment.  Northcore works with a growing number of customers and partners in a variety of sectors including oil and gas, government, and financial services.Current customers include GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations.These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At Northcore Technologies Inc.
Joe Racanelli
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: jracanelli@northcore.com

(financial results follow)